UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

EXECUTION VERSION

RIGHTS AGENCY AGREEMENT

RIGHTS AGENCY AGREEMENT, dated as of November 4, 2004, by and between EDP –ENERGIAS DE PORTUGAL, S.A., a company incorporated under the laws of the Portuguese Republic (the “Company”), and CITIBANK, N.A., a national banking association organized under the laws of the United States of America acting solely in its capacity as ADS rights agent hereunder and having an office at 388 Greenwich Street, 14th Floor, New York, NY 10013 (“Citibank”).

WITNESSETH THAT:

WHEREAS, the Company is offering new ordinary shares, nominal value €1.00 per share (the “Shares”), pursuant to the grant of pre-emptive rights (the “Share Rights”) to holders of its shares (“Shareholders”), upon the terms and subject to the conditions described in the prospectus, dated November 8, 2004 (the “Prospectus”). Each Share Right consists of (a) one (1) nontransferable Share Right (a “Primary Share Right”) allowing holders thereof to subscribe for a number of new Shares (each, a “New Share”) determined by multiplying the number of Share Rights they own by the factor 0.22, which is equivalent to 0.22 New Shares for each Share held as of the relevant record date. Each Share Right includes an oversubscription right (an “Oversubscription Share Right”) allowing holders thereof to subscribe for an additional number of New Shares in the event that any New Shares (including New Shares in the form of New ADSs (as hereinafter defined)) are not subscribed for pursuant to the exercise of Primary Share Rights and Primary ADS Rights (as hereinafter defined), in each case as described, and subject to the terms set forth, in the Prospectus (the “Share Offer”);

WHEREAS, the Offering (as hereinafter defined) shall include the issuance of nontransferable rights (such rights, the “ADS Rights”) to holders of Shares represented by American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued pursuant to the terms of the Deposit Agreement, dated as of June 16, 1997, as amended by Amendment No. 1 to Deposit Agreement, dated as of September 8, 2000 (the Deposit Agreement as so amended, the “Deposit Agreement”), by and among the Company, Citibank, as Depositary (the “Depositary”), and all Holders and Beneficial Owners (as defined in the Deposit Agreement) of ADRs evidencing ADSs issued thereunder, each ADS representing ten (10) Shares of the Company. Each ADS Right consists of one (1) nontransferable ADS Right (a “Primary ADS Right”) allowing holders thereof to subscribe for 0.22 new ADS(s) (each, a “New ADS”). Each ADS Right includes an oversubscription right (an “Oversubscription ADS Right”) allowing holders who have validly exercised their Primary ADS Rights to subscribe for an additional number of New ADSs in the event that any New Shares (including New Shares in the form of New ADSs) are not subscribed for pursuant to the exercise of Primary Share Rights and Primary ADS Rights, in each case as described, and subject to the terms set forth, in the Prospectus (the “ADS Offer”, and together with the Share Offer, the “Offering”);

WHEREAS, subject to the terms and conditions set forth in the Prospectus, upon exercise of their Share Rights and payment of the Share Subscription Amount (as defined below), holders of Share Rights will be issued New Shares in the amount subscribed for and upon exercise of the ADS Rights and payment of the ADS Subscription Amount (as defined below), holders of the ADS Rights will be issued New ADSs in the amount subscribed for;

WHEREAS, in the event the Offering is oversubscribed pursuant to the exercise of Oversubscription Share Rights and Oversubscription ADS Rights, New Shares will be allocated in the form of New Shares or New ADSs to such exercising holders of Oversubscription Share Rights and Oversubscription ADS Rights, respectively, subject to the provisions describing proration and the maximum subscription limitation set forth in the Prospectus; and

WHEREAS, the Company has requested that Citibank act as agent in connection with the ADS Offer, and Citibank is willing to accept, and does accept, such appointment, solely upon the terms and subject to the conditions set forth, or expressly referred to, herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

1.	Definitions

As used herein, the following terms have the meanings herein specified, and, if applicable, with terms defined in the singular having a corresponding meaning in the plural and vice versa:

“Additional Deficiency” has the meaning ascribed thereto in Section 6(b) of Schedule I attached hereto.

“ADRs” has the meaning ascribed thereto in the second recital hereof.

“ADS Custodian” has the meaning ascribed thereto in Section 5 hereof.

“ADS Offer” has the meaning ascribed thereto in the second recital hereof.

“ADS Rights” has the meaning ascribed thereto in the second recital hereof.

“ADS Rights Certificates” has the meaning ascribed thereto in Section 2 of Schedule I attached hereto.

“ADSs” has the meaning ascribed thereto in the second recital hereof.

“ADS Subscription Amount” means 105% of the U.S. dollar equivalent of the Share Subscription Amount of €1.84, multiplied by ten (10), based on the U.S. dollar to Euro exchange rate on November 4, 2004. For the purpose of determining the ADS Subscription Amount, the applicable exchange rate on November 4, 2004 in New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York will be used.

“ADS Subscription Period” means 9:00 a.m. (New York City time) on November 13, 2004 through 3:00 p.m. (New York City time) on November 23, 2004.

“Agent” has the meaning ascribed thereto in Section 2 hereof.

“Agreement” means this Rights Agency Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Allocation Date” has the meaning ascribed thereto in Section 10 of Schedule I attached hereto.

“Authorized Representatives” has the meaning ascribed thereto in Section 6(e) hereof.

“Broker Letter” has the meaning ascribed thereto in Section 3(b) of Schedule I attached hereto.

“Citibank” has the meaning ascribed thereto in the introductory statement hereof.

“Citigroup” has the meaning ascribed thereto in Section 16 hereof.

“CMVM” has the meaning ascribed thereto in Section 9 hereof.

“Client Letter” has the meaning ascribed thereto in Section 3(b) of Schedule I attached hereto.

“Commission” means the United States Securities and Exchange Commission.

“Company” has the meaning ascribed thereto in the introductory statement hereof.

“Deficiency” has the meaning ascribed thereto in Section 6(a) of Schedule I attached hereto.

“Deposit Agreement” has the meaning ascribed thereto in the second recital hereof.

“Depositary” has the meaning ascribed thereto in the second recital hereof.

“DTC” mean The Depository Trust Company or any other successor institution providing facilities performing substantially similar functions.

“Domestic Holder” has the meaning ascribed thereto in Section 3(b) of Schedule I attached hereto.

“Effective Date” means the date on which the Commission declares the Registration Statement effective.

“Equiserve” has the meaning ascribed thereto in Section 4 hereof.

“Euro” means the shall mean euros, the currency introduced at the start of the third stage of the Economic and Monetary Union, or EMU, pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union.

“Euronext Lisbon” means the Euronext Lisbon-Sociedade Gestora de Mercados Regulamentados S.A., the exchange on which the Shares are, and the Shares Rights are expected to be, publicly traded.

“Expiration Date” means 3:00 p.m. (New York City time) on November 23, 2004, or such other time and date as may be agreed in writing by the Company and the Agent.

“Fee Schedule” has the meaning ascribed thereto in Section 11 hereof.

“Indemnitee” has the meaning ascribed thereto in Section 10 hereof.

“Information Agent” means Georgeson Shareholder located at 17 State Street, 28th Floor, New York, New York 10004.

“Instruction Booklet” has the meaning ascribed thereto in Section 3(a) of Schedule I attached hereto.

“Loss” has the meaning ascribed thereto in Section 10 hereof.

“New ADSs” has the meaning ascribed thereto in the second recital hereof.

“New Shares” has the meaning ascribed thereto in the first recital hereof.

“NY Account” means the account established by Agent for purposes hereof and registered as “Citibank, N.A. - EDP ADS Rights Offering”.

“NYSE” means The New York Stock Exchange, Inc., the exchange on which the ADSs and the ADS Rights are publicly traded.

“Offering” has the meaning ascribed thereto in the second recital hereof.

“Overseas Holders” has the meaning ascribed thereto in Section 3(b) of Schedule I attached hereto.

“Oversubscription ADS Rights” has the meaning ascribed thereto in the second recital hereof.

“Oversubscription Share Rights” has the meaning ascribed thereto in the first recital hereof.

“Primary ADS Rights” has the meaning ascribed thereto in the second recital hereof.

“Primary Share Rights” has the meaning ascribed thereto in the first recital hereof.

“Prospectus” has the meaning ascribed thereto in the first recital hereof.

“Record Date” means the date for determination of the holders of ADSs entitled to receive ADS Rights which will be 5:00 p.m. (New York City time) on November 12, 2004, or such later date as may be established by agreement between the Company and the Agent for determination of the holders of ADSs entitled to receive ADS Rights in respect thereof.

“Registration Statement” means the Registration Statement on Form F-3 (File No. 333-117209) filed with the Commission on July 7, 2004, as amended from time to time, including all Schedules thereto at the time such Registration Statement is declared effective under the Securities Act.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Services Schedule” has the meaning ascribed thereto in Section 2 hereof.

“Shareholders” has the meaning ascribed thereto in the first recital hereof.

“Shares” has the meaning ascribed thereto in the first recital hereof.

“Share Offer” has the meaning ascribed thereto in the first recital hereof.

“Share Rights” has the meaning ascribed thereto in the first recital hereof.

“Share Subscription Amount” means €1.84 per New Share, at which holders of Share Rights may subscribe for New Shares pursuant to the Share Offer.

“U.S. Dollar Payment” means the ADS Subscription Amount multiplied by the number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights and/or Oversubscription ADS Rights, as applicable.

2.	Appointment and Acceptance

a.	The Company hereby appoints Citibank, N.A. to act as “Agent” in connection with the ADS Offer and as such to perform, or cause to be performed, the services of the Agent identified in Schedule I attached hereto (the “Services Schedule”), solely within the terms and subject to the conditions of this Agreement.

b.	Citibank, N.A. hereby accepts the appointment by the Company to act as Agent solely within the terms and subject to the conditions of this Agreement.

3.	ADS Offer

a.	Pursuant to the Deposit Agreement and this Agreement, the Company will cause the Agent to distribute to registered holders of record of ADSs one (1) ADS Right for every ADS held as of the Record Date. No fractional ADS Rights will be issued and fractions of New ADSs arising from the exercise of ADS Rights will be rounded down to the nearest whole number with no compensation for such fraction. One (1) ADS Right will entitle the holder thereof to subscribe for 0.22 New ADS(s) at the ADS Subscription Amount ADS Rights will be evidenced by ADS Rights Certificates. The ADS Offer will be made to holders of ADSs of record on the Record Date by means of, inter alia, the Prospectus to be mailed or distributed to such holders as described in Section 3(b) of Schedule I attached hereto. The ADS Rights will not be transferable. The ADS Subscription Period will expire on the Expiration Date. After the Expiration Date, ADS Rights (and the ADS Rights Certificates evidencing such ADS Rights) not previously exercised will lapse without compensation and such ADS Rights will be void and will have no further value.

b.	Holders of ADS Rights who validly exercised their Primary ADS Rights may subscribe for an additional number of New ADSs that are not subscribed for pursuant to the exercise of Primary ADS Rights and Primary Share Rights subject to the terms and conditions of the Prospectus. In the case of oversubscription pursuant to the exercise of Oversubscription Share Rights and Oversubscription ADS Rights, the Company will allocate additional New Shares, and the Agent will then allocate the New ADSs subscribed for pursuant to the exercise of the Oversubscription ADS Rights, all in accordance with the terms and subject to the limitations and conditions set forth in the Prospectus. Holders of ADS Rights must deliver to the Agent the U.S. Dollar Payment for the additional New ADSs applied for pursuant to the exercise of the Oversubscription ADS Rights at the same time that holders exercise their Primary ADS Rights and deliver the U.S. Dollar Payment for the New ADSs to be issued pursuant to the exercise of Primary ADS Rights. If holders who have applied to subscribe for additional New ADSs are allocated a smaller number of additional New ADSs than they applied for pursuant to the exercise of Oversubscription ADS Rights, the Agent will as soon as practicable refund to the applicable holders any excess paid net of amounts otherwise owed to the Depositary in connection with the exercise of Primary ADS Rights.

c.	[Reserved]

4.	Delegation of Duties

The Agent may perform its duties hereunder through any agent appointed for such purpose, including, but not limited to, the First Chicago Trust division of Equiserve, L.P. (“Equiserve”). Such duties may be performed by Equiserve in the State of New Jersey, the State of Rhode Island and the State of Massachusetts, respectively. However, the Agent shall remain a primary obligor with respect to such delegated duties.

5.	[Reserved]

6.	Responsibility and Liability
a.	The duties, responsibilities and obligations of the Agent shall be limited to those expressly set forth in this Agreement and no duties, responsibilities or obligations of the Agent shall be inferred or implied under the terms of this Agreement. Except as contemplated in this Agreement, the Agent shall not be subject to, nor required to comply with, (i) any provision of any other agreement or any instrument to which the Company is a party or to which the Company is subject, or (ii) any direction or instruction from the Company or any entity acting on its behalf;

b.	The Agent shall not be deemed or required to make any representations and shall have no responsibilities as to the validity, sufficiency, value, or genuineness of any New ADSs or New Shares underlying such New ADSs to be issued in connection with the ADS Offer;

c.	The Agent does not, and shall not be deemed to, assume any responsibility or incur any liability for the actions or omissions to act of any book-entry transfer facility or clearing agency;

d.	The Agent shall have no obligation to, and shall not, issue and deliver any New ADSs under the terms of the ADS Offer, unless it shall have received confirmation from the Company that (i) it has accepted the subscription of ADS Rights for New ADSs and that all conditions of the ADS Offer have been satisfied or validly waived, and (ii) the requisite number of New Shares to be represented by the New ADSs to be issued in the ADS Offer have been duly deposited with the custodian under the Deposit Agreement (the “ADS Custodian”), provided, however, that upon receipt of such confirmation, the Agent shall deliver the New ADSs to the subscribers therefore as set forth in the Prospectus;

e.	The Agent may rely on, and shall be fully authorized and protected in acting or not acting, in good faith in reliance upon, any certificate, instrument, instruction, opinion, notice, letter, telegram, telex, facsimile transmission, electronic message (including without limitation, a message received through DTC’s electronic messaging systems) or other document or instrument delivered to it and reasonably believed by it to be genuine. The Agent may rely on and shall be fully authorized and protected in acting or not acting upon the written and electronic instructions, with respect to any matter relating to its actions covered by this Agreement (or supplementing or qualifying any such actions), of Authorized Representatives of the Company (as set forth in Schedule IV attached hereto, the “Authorized Representatives”);

f.	The Agent shall not be called upon at any time to, and shall not at any time, advise any person acting under the ADS Offer as to the wisdom of acting thereunder or as to any security to be received thereunder. The Agent shall not be liable or responsible for any recital or statement contained in the ADS Offer materials or any other documents relating thereto, except for recitals or statements provided by the Agent for inclusion therein, so long as such recitals or statements are incorporated in the ADS Offer materials and related documents without alteration, unless such alteration is specifically approved by the Agent or its counsel;

g.	The Agent shall not be liable or responsible for any delay, failure, malfunction, interruption or error in the transmission or receipt of communications or messages through electronic means (including, without limitation, the message systems of the applicable book-entry transfer facility), except to the extent such delay, failure, malfunction or error arises out of the Agent’s own negligence;

h.	The Agent shall not be liable or responsible for any failure by the Company to comply with any of its obligations relating to the ADS Offer, including, without limitation, its obligations under applicable U.S. securities laws; and

i.	The Agent is not required under the terms of this Agreement, and nothing contained in this Agreement shall be interpreted in any way to imply any obligation of the Agent, to expend or risk any of its own funds or to make any financial accommodations in the performance of its duties hereunder, other than customary expenses incurred in connection with the Agent’s services as set forth herein.

7.	Change in the Expiration Date

Notwithstanding any other provisions of this Agreement, if the Company and the Agent designate any date other than November 23, 2004 as the Expiration Date, all other dates set forth in this Agreement will automatically and without notice be changed to the business days occurring nearest to the dates falling the same number of business days before or after such dates as the designated Expiration Date falls before or after November 23, 2004.

8.	Term of Agreement

a.	This Agreement shall terminate upon the earlier to occur of (i) termination of this Agreement by mutual agreement of the Agent and the Company hereto, (ii) termination by the Company of the ADS Offer, and (iii) in the event of acceptance by the Company of the subscriptions for New ADSs applied for in the ADS Offer, the delivery by the Agent of the New ADSs to holders who have validly subscribed for New ADSs. Upon termination of this Agreement, the Agent and the Company shall have no further duties hereunder except as otherwise set forth in the following provisions of this Section 8.

b.	Upon termination of this Agreement, the Agent shall, if applicable, promptly deliver to the holders entitled thereto and to the Company, as their respective rights may exist under the terms of the ADS Offer, any funds held under the terms hereof. Upon termination of this Agreement, copies of all information (including all subscription documentation, telegrams, facsimile transmissions and other material submitted in connection with the ADS Offer) maintained by the Agent for the Company under this Agreement shall be delivered to the Company upon request.

c.	Notwithstanding anything else contained in this Agreement, the terms of Sections 10, 11, 12, and 14 shall survive termination of this Agreement.

9.	Representations and Warranties

The Company represents and warrants that:

(i)	it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation,

(ii)	the making and consummation of the ADS Offer and the performance of all transactions contemplated thereby have been duly authorized by all necessary corporate action,

(iii)	this Agreement has been duly executed and delivered by the Company by an officer of the Company thereunto duly authorized and constitutes its legal, valid, binding and enforceable obligation,

(iv)	the ADS Offer does comply, and will be conducted by the Company in compliance, with all requirements of United States and Portuguese law applicable to the ADS Offer,

(v)	it has not made to the SEC or any other regulatory authority any representations in respect of the Agent which have not been disclosed in writing to the Agent, and it shall not make any such representations without the prior written consent of the Agent,

(vi)	it has obtained, on or prior to the date hereof, all requisite approvals from the SEC, and all other applicable regulatory authorities to conduct the ADS Offer in accordance with the terms set forth in the Prospectus explaining the ADS Offer, other than (i) approvals related to the filing and effectiveness of any amendments to the Form F-3, (ii) approvals related to the filing and effectiveness of the Form F-6, (iii) approvals related to the issuance of the New Shares, including the approval of such issuance by the Portuguese Securities Market Supervisory Authority (the “CMVM”), and to the listing of the New Shares and Share Rights on Euronext Lisbon and the listing of the New ADSs on the NYSE, and (iv) such other approvals from regulatory authorities as are described in the Prospectus,

(vii)	to its knowledge (after due inquiry), there is no litigation pending or threatened against it which could adversely affect in a material way the Company’s ability to perform its obligations hereunder or otherwise in connection with the ADS Offer,

(viii)	that all registration statements applicable to the Offering of New ADSs or New Shares upon the acceptance of valid subscriptions for New ADSs, including, without limitation, the Form F-3 and the Form F-6 have been filed with the Commission and any other applicable regulatory authorities as of the date hereof, and no stop orders are in effect with respect to such registration statements as of the date hereof, and each of the registration statements and the Prospectus do not, or will not, as applicable, as of the

Effective Date contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary in order to make the statements therein, as to the Prospectus in light of the circumstances under which such statements were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company or the Company’s representatives by Citibank, as Agent, for use in the Prospectus (as the case may be), and

(ix)	the Company will not accept the subscriptions for New ADSs unless it has obtained the effectiveness of the Form F-3 and the Form F-6 prior to the date thereof.

10.	Indemnification

The Company agrees to indemnify and defend the Agent and to hold the Agent harmless (including any of the employees, officers, directors, agents, subsidiaries and affiliates or any of them, each an “Indemnitee” hereunder) from and against any claim, action, judgment, damage, loss, liability, cost, securities transfer tax and expense (including, without limitation, any reasonable expenses and fees of counsel, each a “Loss” hereunder) which may be incurred, paid or suffered by the Agent or to which the Agent may become subject (a) as a result of any action taken, or any action not taken, in each case, in good faith upon the instructions of an Authorized Representative of the Company, or (b) arising out of, or in connection with, any actions taken within the terms of this Agreement. Provided, however, that the Agent shall not be entitled to any indemnification under the terms hereof if the Loss arises from its own negligence or bad faith in the performance of, or its willful failure to perform, its obligations hereunder. The Agent agrees to notify the Company of each assertion of a claim against any Indemnitee or any action commenced against any such party, within three (3) Business Days (as defined in Schedule I attached hereto) following the receipt of notice thereof by the Agent. The obligations of the Company under this Section 10 shall survive the termination of this Agreement.

11.	Fees

For the services provided hereunder the Company agrees to pay to the Agent the fees and reimbursements set forth in the Fee Schedule attached hereto as Schedule II (the “Fee Schedule”). The payment obligations of the Company under this Section 11 shall survive the termination of this Agreement.

12.	Interpretation; Disputes; Judgments against Property; Litigation

a.	Interpretation.

In the event the Agent has any question with respect to the proper interpretation of this Agreement or the duties of any party hereunder or the rights of (i) the Company or (ii) any holder of ADSs subscribing for New ADSs under the ADS

Offer, the Agent may apply in writing to the Company for instructions with respect thereto, and such application may set forth any action proposed to be taken or omitted by the Agent and the date(s) on or after which such action or omission will be taken, and the Agent will not be liable for any action or omission in accordance with a proposal included in any such application on or after the date(s) specified therein (which date(s) shall not, without the Company’s consent, be less than five (5) Business Days after the Agent makes such application) unless, prior to taking or omitting to take such action, the Agent has received oral or written instructions from the Company in response to such application specifying the action to be taken or omitted or, unless the Agent has acted negligently or in bad faith. Any oral instructions from the Company shall be confirmed in writing via facsimile or other means of electronic transmission from the Company to the Agent or from the Agent to the Company no later than by the close of business in New York City on the Business Day on which such oral instructions are received by the Agent.

b.	Disputes.

In the event the Agent becomes aware of any dispute among the Company and any holders of ADSs, with respect to the proper interpretation of this Agreement, or the duties of any party hereunder, or the rights or obligations of the Company or of any holders of ADSs subscribing for New ADSs under the ADS Offer, the Agent shall promptly, and in the case of any claim asserted under this Section 12 hereof, within three (3) Business Days, inform the Company in writing of such dispute and the Agent shall not be required to act with respect to the subject matter and parties relating to such dispute and shall not, unless the Agent has acted negligently or in bad faith, be held liable or responsible for its refusal to act with respect to the subject matter and parties relating to such dispute until (a) the dispute has been judicially settled (and the Agent may, if in its sole discretion it deems so advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all parties interested in the matter and which is no longer subject to review or appeal, or (b) the dispute has been settled by a written document and executed by the Company and, if applicable, binding upon all holders of ADSs subscribing for New ADSs interested in the matter.

c.	Judgments; Court Orders.

If any property is at any time attached, garnished, or levied upon under any court order or in case the payment, assignment, transfer, conveyance, or delivery of any such Property shall be stayed or enjoined by any court order, or if any order, judgment or decree shall be made or entered by any court affecting such Property or any part thereof, then and in any such event the Agent shall be authorized, in its sole discretion, to rely upon and comply with any such order, judgment, or decree which the Agent has been advised in writing by legal counsel of its own choosing (and reasonably satisfactory to the Company) is binding upon it. If the Agent complies with any such order, judgment, or decree, it shall not be liable to any person or entity by reason of such compliance even though such order, judgment, or decree may be subsequently reversed, modified, annulled, set aside, or vacated, unless the Agent has acted negligently or in bad faith.

d.	Defending Litigation.

The Agent agrees to notify the Company within three (3) Business Days in writing of the commencement of any action against the Agent or any Indemnitee for which indemnification is being or may be sought hereunder if the Company is not a party to such action. Unless the Agent has acted negligently or in bad faith, the failure by the Agent to so notify the Company will not (i) relieve the Company from its indemnification obligations hereunder unless and to the extent the Company did not otherwise learn of such action and such failure results in the forfeiture by the Company of substantial rights and defenses, and (ii) in any event relieve the Company from any other obligations to the Agent or any other Indemnitee hereunder.

The Company shall (except as noted below) be entitled to assume the defense of any third-party claim, legal action or proceeding against the Agent and/or any Indemnitee for which indemnification is or may be sought hereunder and agrees to pay the fees and expenses of the counsel chosen by it. All reasonable costs and expenses incurred by the Agent in connection with any such third-party claim, action or proceeding shall be covered by the indemnification obligations of the Company under the terms of this Agreement.

Notwithstanding the Company’s election to assume the defense of such claim, action or proceeding, the Agent shall have the right to employ separate counsel (reasonably acceptable to the Company) and to participate in the defense of such claim, action or proceeding, and the Company shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Company to represent the Indemnitees would present such counsel with a conflict of interest; (ii) the actual or potential defendants in, or targets of, any such claim, action or proceeding include both the Company and the Indemnitees, and the Agent shall have reasonably concluded that there may be legal defenses available to the Indemnitees which are different from or additional to those available to the Company (in which case the Company shall not have the right to assume the defense of such claim, action, or proceeding on behalf of the Indemnitees); (iii) the Company shall not have employed counsel to represent the Indemnitees within a reasonable time after notice of the institution of such action; or (iv) the Company shall authorize the Agent to employ separate counsel (reasonably acceptable to the Company) at the Company’s expense, unless the Agent has acted negligently or in bad faith. The Company shall not be liable for the fees and expenses of more than one separate counsel (plus one local counsel in each applicable jurisdiction) under the terms hereof in any single claim, action or proceeding for all Indemnitees unless the Company consents or unless a bona fide conflict of interest requires separate counsel for particular Indemnitees.

No settlement shall be reached in any such claim by any Indemnitee, action or proceeding without the consent of the Company (which consent shall not be unreasonably withheld).

The provisions of this Section 12 shall survive the termination of this Agreement.

13.	Amendments and Assignments

a.	The terms of this Agreement may be waived, amended or supplemented only by agreement in writing duly executed by all parties hereto. The rights and remedies conferred upon the parties hereto shall be cumulative and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies, nor the subsequent exercise of such right or remedy.

b.	None of the rights and obligations of the parties under this Agreement may be assigned except (i) upon receipt of prior written consent of the other parties to this Agreement or (ii) as otherwise specifically permitted by Section 3 hereof. Any assignment or delegation in violation of this Section 13(b) shall be null and void.

14.	Governing Law; Jurisdiction; Waiver

This Agreement will be governed by, and construed and interpreted in accordance with, the laws of the State of New York. The parties agree that the federal and state courts located in the City of New York, State of New York, shall have jurisdiction to hear and determine any suits, actions or proceedings and to settle any disputes between the parties relating to this Agreement and for such purpose each of the parties irrevocably submits to the jurisdiction of such courts. The Company hereby designates, appoints and empowers CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent to receive and accept for and on its behalf and on behalf of its properties, assets and revenues, service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against the Company in any court as described in the preceding sentence. If for any reason the Company’s authorized agent shall cease to be available to act as such, the Company agrees to designate a new authorized agent in the United States for receiving and accepting service of all legal process on the terms and for the purposes of this Section 14 reasonably satisfactory to the Agent. The Company agrees that the failure of its authorized agent to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon. The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may not now or hereafter have to the laying of venue of any actions, suits or proceedings brought in any court as provided herein, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The provisions of this Section 14 shall survive notwithstanding the termination of this Agreement.

15.	Partial Invalidity

In the event that any provision of this Agreement or the application thereof to any person or circumstances shall be determined by a court of proper jurisdiction to be invalid or unenforceable to any extent, the remaining provisions of this Agreement, and the application of such provisions to persons or circumstances other than those as to which they are held invalid or unenforceable, shall be unaffected thereby and such provisions shall be valid and enforceable to the fullest extent permitted by law in such jurisdiction so long as the fundamental relationships among the parties hereunder are not altered.

16.	Conflicts and Benefits

a.	The Company recognizes that the Agent and any of its direct or indirect affiliates (collectively, “Citigroup”) may engage in transactions and/or businesses adverse to the Company or in which parties adverse to the Company may have interests. Nothing in this Agreement shall (i) preclude any member of Citigroup from engaging in such transactions or businesses or (ii) obligate any member of Citigroup to (a) disclose such transactions and/or business to the Company, or (b) account for any profit made or payment received in, or as a part of, such transactions and/or business, provided, however, that any such action does not prejudice or interfere with the due performance of the Agent’s obligations set forth hereunder.

b.	Nothing in this Agreement is intended, nor shall anything contained in this Agreement be deemed, to constitute (i) a waiver of any right under, or an amendment of, any term of any other agreement between the Company and the Agent or any other member of Citigroup, or any instrument from the Company to the Agent or any other member of Citigroup, unless such waiver or amendment is specifically acknowledged in writing herein.

c.	Nothing in this Agreement is intended to benefit any persons not specifically identified herein. Nothing herein shall be deemed to (i) give rise to a partnership or joint venture or (ii) establish a fiduciary or similar relationship, among the parties hereto.

17.	Force Majeure/Damages

The Agent shall be excused from performance of its obligations under this Agreement and shall not be liable for any losses, damages, or expenses caused by the occurrence of any contingency beyond its control, including, without limitation, nationalization, expropriations, currency restrictions, work stoppages, strikes, fire, civil unrest, insurrections, revolutions, riots, rebellions, acts of terrorism, explosions, floods, storms, computer failures, acts of war, acts of God or similar occurrences. Nor shall the Agent incur any liability if it shall be prevented or forbidden from, or delayed in, doing or performing any act or thing required by the terms of this Agreement, by reason of any provision of any present or future law or regulation of the United States, Portugal or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint. In no event shall the Agent be liable or responsible for any incidental, indirect, special consequential or punitive damages for any breach of the terms of this Agreement.

18.	Entire Agreement

This Agreement (including the Schedules hereto) sets forth the entire understanding of the parties in respect of the subject matter hereof and supersedes any and all prior agreements, arrangements and understandings relating thereto.

19.	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

20.	Counterparts

This Agreement may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and the same agreement.

21.	Titles

a.	All references in this Agreement to Schedules, articles, sections, subsections, and other subdivisions refer to the Schedules, articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement”, “herein”, “hereof”, “hereby”, “hereunder” and words of similar import refer to this Agreement as a whole as in effect between the parties and not to any particular subdivision unless expressly so limited. Pronouns in masculine, feminine and neuter gender shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa unless the context otherwise requires.

b.	Titles to sections of this Agreement are included for convenience only and shall be disregarded in construing the language contained in this Agreement.

22.	Notices

a.	Any notice desired or required to be given by one party to the other in accordance with the provisions of this Agreement may be given in any of the following manners:

(i)	by facsimile sent by one party to the other at its address from time to time notified (in accordance with the terms hereof) for the receipt of such facsimile, in which event such notice shall be deemed to have been received at the time recorded on a receipt of successful transmission. A copy of every such notice shall be sent in writing by pre-paid airmail registered post to the party to whom it is addressed at the address referred to below but the receipt of such copy shall not be a condition to due notice having been given;

(ii)	in writing sent by pre-paid airmail registered post at the address mentioned below, in which event such notice shall be deemed to have been delivered five (5) Business Days after the date of posting; or

(iii)	in writing by personal delivery by means of a nationally recognized overnight courier at the address of the party to whom it is addressed as set forth below, in which event such notice shall be deemed to have been received at the time of delivery.

b.	Each party shall from time to time notify the other of any change to its addresses for the receipt of facsimile and for notices in writing.

c.	Until the Company shall notify the Agent to the contrary in writing, the address of the Company shall be as follows:

(i)	for communications by telephone: +351 210 013 026

(ii)	for communications by facsimile: +351 210 012 611

(iii)	for communications in writing:

EDP – Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

Attention: Secretary

with a copy (which shall not constitute notice) to:

Cleary, Gottlieb, Steen & Hamilton

City Place House

55 Basinghall Street

London, ENGLAND EC2V 5EH

Attention: Ashar Qureshi, Esq.

Telecopier No. 44 207 600 1698

d.	Until the Agent shall notify the Company to the contrary in writing, the address of the Agent shall be:

(i)	for communications by telephone: (+1 212) 816-6657

(ii)	for communications by facsimile: (+1 212) 816-6865

(iii)	for communications in writing:

Citibank, N.A.

388 Greenwich Street, 14th Floor

New York, New York 10013

Attention: ADR Department

with a copy (which shall not constitute notice) to:

Patterson, Belknap, Webb & Tyler LLP

1133 Avenue of the Americas

New York, New York 10036

Attention: Herman H. Raspé, Esq.

Telecopier No. 212.336.2222

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the day and year above written.

EDP –ENERGIAS DE PORTUGAL, S.A.

By:	/s/ Jão Ramalho Talone
Name:	Jão Ramalho Talone
Title:	CEO

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	CFO

CITIBANK, N.A.

By:	/s/ Mark Gherzo
Name:	Mark Gherzo
Title:	Vice President

Schedule I

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

SERVICES SCHEDULE

Unless otherwise set forth herein, all capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Agreement. All terms and conditions of the Agreement are incorporated herein by reference.

Definitions

“Book-Entry Transfer Facility”	shall mean DTC (as defined below) which provides a means for book-entry delivery of New ADSs and for the delivery of electronic messages by its Participants (as defined below).

“Business Day”	shall mean any day other than a Saturday, Sunday or a bank holiday in either New York City or Portugal, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

“Commencement Date”	shall mean, in respect of the ADS Offer, November 13, 2004, unless otherwise declared by the Company, as permitted by applicable law and subject to applicable regulatory approvals.

“Participant”	shall mean with respect to the ADSs, any broker, dealer, bank, trust company or other nominee shown in DTC’s records as having ADSs credited to its DTC account.

Services

Citibank, N.A., as the Agent under the Agreement, shall provide the following services:

1.	Allocation of ADS Rights

Immediately after the Record Date, the Agent will allocate ADS Rights to each holder of ADSs as of the Record Date one (1) ADS Right for each ADS owned as of the Record Date. One (1) ADS Right will entitle the holders thereof to subscribe for 0.22 New ADS(s) and an additional number of New Shares pursuant to the exercise of Oversubscription ADS Rights subject to the terms and conditions set forth in the Prospectus.

2.	Preparation of ADS Rights Certificates

a.	The Agent will cause to be prepared, for issuance to holders of record of ADSs as of the Record Date, ADS Rights Certificates substantially in the form attached hereto as Schedule V (the “ADS Rights Certificates”). The Company authorizes the Agent to cause to be prepared ADS Rights Certificates as soon as practicable after the Record Date and to cause to be destroyed any such ADS Rights Certificates that are not issued as a result of the initial issuance of ADS Rights in respect of which any such ADS Rights Certificates were prepared.

b.	The Agent will cause to appear on each ADS Rights Certificate (i) the name of the holder of the ADS Rights to whom such ADS Rights Certificate is issued, (ii) the number of ADS Rights to which such holder is entitled, and (iii) the certificate number of such ADS Rights Certificate.

c.	The Company authorizes the Agent, in connection with the initial issuance of ADS Rights Certificates to sign ADS Rights Certificates by either the manual or the facsimile signature of a duly authorized officer of the Agent. Until the Agent has signed an ADS Rights Certificate, such ADS Rights Certificate will not be valid or obligatory for any purpose.

3.	Issuance and Exercise of ADS Rights

a.	On or prior to the date on which New ADSs are to be issued, (i) the Company will deliver or cause to be delivered to the Agent sufficient copies of the Prospectus, (ii) Cleary, Gottlieb, Steen & Hamilton, U.S. counsel for the Company, will deliver to the Agent two (2) original copies of a reliance letter addressed to the Agent to the effect that the Agent may rely on its legal opinion addressed to the joint global coordinators of the Offering (substantially in form of Schedule IX attached hereto) to the extent permitted by such reliance letter; and (iii) Morais Leitão, Galvão Teles, Soares da Silva & Associados, Portuguese counsel to the Company, will deliver to the Agent two (2) original copies of a reliance letter to the effect that the Agent may rely on its legal opinion addressed to the joint global coordinators of the Offering (substantially in form of Schedule X attached hereto) to the extent permitted by such reliance letter.

b.	(i) As soon as possible following the Record Date (after receipt of the items listed in Section 3(a)), the Agent will send under its blanket surety bond: (x) by first class mail, to each holder of ADSs having an address of record within the United States (each a “Domestic Holder”) on the Record Date: (A) an ADS Rights Certificate evidencing the ADS Rights to which such holder is entitled pursuant to the ADS Offer, including an Instructions Booklet (as hereinafter defined) relating to, inter alia, the exercise of the ADS Rights Certificate; and (B) a copy of the Prospectus; and (y) by air mail (without registration or insurance) to each holder of ADSs having an address outside of the United States, of record (each an “Overseas Holder”) on the Record Date, the documents described in clause (x) above, unless otherwise directed in writing to the Agent by the Company.

(ii) As soon as possible following the Record Date (after the Agent’s receipt of the items listed in Section 3(a)), the Agent will (x) cause the Information Agent to distribute to DTC participants who hold ADSs as of the Record Date sufficient copies (in the amounts requested by such DTC participants) of the following: (A) the Prospectus; (B) a broker letter substantially in the form set forth in Schedule VI attached hereto (the “Broker Letter”); (C) a client letter substantially in the form set forth in Schedule VII attached hereto (the “Client Letter”); and (D) an instruction booklet substantially in the form set forth in Schedule VIII attached hereto (the “Instruction Booklet”); and (y) distribute to DTC, for credit to DTC participants as of the Record Date, the requisite number of ADS Rights (one (1) ADS Right for every ADS held as of the Record Date).

c.	In the event that any ADS Rights Certificate is returned to the Agent for any reason and proper delivery thereof cannot be effected on or prior to November 23, 2004, the ADS Rights represented by such ADS Rights Certificate will be void and will have no further value. The Agent will furnish to the Company such information as the Company may request with respect to any ADS Rights Certificate that cannot be delivered. The ADS Rights evidenced by ADS Rights Certificates not mailed to registered holders in accordance with Section 3(b) hereof will be void and will have no further value.

d.	[Reserved]

e.	[Reserved]

f.	In the event that, prior to the Expiration Date, any person notifies the Agent that the ADS Rights Certificate to which such person is entitled has not been delivered, or has been lost, stolen or destroyed, the Agent will arrange for the delivery of a new ADS Rights Certificate and the delivery of the other documents described in clause (b)(i) above to any person from whom it has received, prior to the Expiration Date, a duly executed letter or other communication satisfactory to the Agent indicating the name and address of the registered holder of the lost ADS Rights Certificate, the number of such ADS Rights Certificate, and the number of ADS Rights evidenced thereby, or has otherwise satisfied the Agent as to such failure of delivery, or lost, stolen or destroyed ADS Rights Certificate in accordance with procedures which are standard to the industry; provided, however, that such issuance may be delayed by the Agent, in its discretion, pending receipt of an indemnity from such person satisfactory to the Company and the Agent and confirmation that such lost, stolen or destroyed ADS Rights Certificate has not been exercised. Upon issuance of such new ADS Rights Certificate, the Agent shall cancel all such ADS Rights Certificates which are claimed not delivered or were lost, stolen or destroyed and shall record such cancellation in the register of ADS Rights to be maintained by the Agent.

g.	[Reserved]

h.	[Reserved]

i.	The Company hereby instructs the Agent, and the Agent hereby agrees, to treat, for purposes of U.S. tax reporting, the distribution of ADS Rights to holders of ADSs as a “non-taxable stock dividend” under United States federal income tax law.

j.	The Company and the Agent agree that no fee shall be assessed to holders in connection with (i) the initial distribution of ADS Rights to registered holders of ADSs as of the Record Date, or (ii) the exercise of the ADS Rights.

4.	Acceptance of Subscriptions

a.	The Company hereby authorizes and directs the Agent to accept subscriptions for New ADSs on behalf of the Company upon the proper completion and execution of an ADS Rights Certificate, surrender of the applicable ADS Rights Certificate and delivery of the U.S. Dollar Payment for the New ADSs, in accordance with the terms thereof and hereof. The Company further authorizes the Agent to refuse to accept, in its reasonable discretion, any improperly completed or unexecuted ADS Rights Certificate.

b.	The Company authorizes the Agent to waive proof of authority to sign (including the right to waive signatures of co-fiduciaries and proof of appointment or authority of any fiduciary or other person acting in a representative capacity) in connection with any subscription with respect to which:

(i)	the surrendered ADS Rights Certificate is registered in the name of one or more individuals or an executor, administrator, trustee, custodian for a minor or other fiduciary and has been executed by such registered holder or holders, provided that the New ADSs subscribed for are to be issued in the name of such registered holder or holders;

(ii)	the surrendered ADS Rights Certificate is registered in the name of a corporation and has been executed by an officer of such corporation, provided that the New ADSs subscribed for are to be issued in the name of such corporation;

(iii)	the surrendered ADS Rights Certificate has been executed by a bank, trust company or broker as agent for the registered holder thereof, provided that the New ADSs subscribed for are to be issued in the name of such registered holder; and

(iv)	the surrendered ADS Rights Certificate is registered in the name of a decedent and has been executed by a person who purports to act as the executor or administrator of such decedent’s estate, provided that (A) such subscription is for not more than 200 New ADSs, (B) the New ADSs are to be issued in the name of such person as executor or administrator of such decedent’s estate, (C) the check tendered in payment of such subscription is drawn for the proper amount and to the order of the Agent, and is otherwise in order, and (D) there is no evidence indicating that such person is not the duly authorized representative which such person purports to be.

In all cases other than those described in clauses (i) through (iv) above, the Agent will obtain all necessary proof of authority to sign in connection with the subscriptions for New ADSs, provided, however, that in the event that such proof of authority has not been received on or prior to the Expiration Date, the Agent shall obtain advice from the Company as to whether any such subscriptions may be accepted.

c.	The Company authorizes the Agent to accept customary letters of indemnification from commercial banks, trust companies or eligible guarantor institutions that are members of a Medallion Signature Guarantee Program with respect to nonconforming aspects of documents delivered in connection with subscriptions for New ADSs.

d.	On each business day during the ADS Subscription Period, the Agent shall deposit in the NY Account all U.S. dollar amounts received by the Agent on such day in respect of payments made upon exercise of Primary ADS Rights and Oversubscription ADS Rights.

5.	Reports by the Agent

a.	From time to time during the period from the first Business Day following the Record Date through the Expiration Date, if requested by the Company to do so, the Agent will advise the Company and the joint global coordinators of the Offering by telephone or by facsimile transmission as to (i) the total number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights and Oversubscription ADS Rights and (ii) the aggregate amount of funds received by the Agent in respect of such subscriptions in U.S. dollars.

b.	Not later than 9:00 a.m. (Lisbon time) on the business day following the Expiration Date, the Agent will advise the Company as to the total number of New ADSs subscribed for pursuant to the exercise and delivery of ADS Rights Certificates specifying the number of Primary ADS Rights and Oversubscription ADS Rights exercised and the aggregate amount of funds received by the Agent in respect of such subscriptions in U.S. dollars. The figure so reported will be final and the Agent will not be authorized to accept subscriptions for any additional New ADSs. In accordance with Section 22 of the Agreement, the Agent will submit to the Custodian under the Deposit Agreement on behalf of the Depositary and for transmission to the Company a tested telex containing the information specified above.

6.	ADS Subscription Amount

a.	Primary ADS Rights – As promptly as practicable following 3:00 p.m. (New York City time) on November 23, 2004, the Agent shall with respect to Primary ADS Rights validly exercised (i) determine (A) the aggregate amount payable to the Company in respect of the total number of New ADSs subscribed for during the ADS Subscription Period upon exercise of the Primary ADS Rights, (B) the aggregate amount of U.S. Dollar Payments received by the Agent and deposited in the NY Account in respect of such subscriptions, and (C) if the aggregate U.S. Dollar Payments received by the Agent in respect of such subscriptions shall be less than such aggregate ADS Subscription Amount for the total number of New ADSs subscribed for, determine the amount of additional U.S. dollars necessary to pay such aggregate ADS Subscription Amount in full (the “Deficiency”), and (ii) deposit into the NY Account immediately available funds in an amount equal to such Deficiency. Each exercising holder of the Primary ADS Rights shall promptly pay its pro rata share of the amount of such Deficiency to the Agent. The Agent will not deliver New ADSs subscribed for by such holder prior to the receipt by the Agent of such payment. If payment of the amount of any deficiency is not received from a subscriber by the Agent by November 26, 2004 (or such other date as may mutually be agreed between the Company and the Agent), the Agent shall sell all or a portion of such New ADSs subscribed for by such subscriber in a commercially reasonable manner, and in an amount sufficient to cover such Deficiency and to cover any costs incurred in selling such New ADSs. In such event, the Agent will then deliver the remaining New ADSs to such subscriber together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of all applicable fees, expenses and taxes). The Agent will thereupon have the right to reimbursement by the Company with respect to the amount of any Deficiency not collected as provided above from any such holder after such sale of New ADSs and application of the proceeds thereof (less such costs) to any such amount owed by such holder to the Agent. If the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be greater than such aggregate ADS Subscription Amount for the total number of New ADSs subscribed for pursuant to the exercise of Primary ADS Rights, the Agent shall, as promptly as practicable, remit any excess funds (after deduction of applicable expenses) to the applicable exercising holders of Primary ADS Rights.

b.	Oversubscription ADS Rights – As promptly as practicable following the Allocation Date (as defined in Section 10 hereof), the Agent shall with respect to Oversubscription ADS Rights validly exercised (i) determine (A) the aggregate amount payable to the Company in respect of the total number of Shares underlying the additional New ADSs subscribed for during the ADS Subscription Period upon exercise of Oversubscription ADS Rights, (B) the aggregate amount of U.S. Dollar Payments received by the Agent and deposited in the NY Account in respect of such subscriptions, and (C) if the aggregate U.S. Dollar Payments received by the Agent in respect of such subscriptions shall be less than such aggregate ADS Subscription Amount for the total number of additional New

ADSs subscribed for pursuant to the exercise of Oversubscription ADS Rights, determine the amount of additional U.S. dollars necessary to pay such aggregate ADS Subscription Amount in full (the “Additional Deficiency”), and (ii) deliver into the NY Account immediately available funds in an amount equal to such Additional Deficiency. Each exercising holder of the Oversubscription ADS Rights shall promptly pay its pro rata share of the amount of such Additional Deficiency to the Agent. The Agent will not deliver additional New ADSs subscribed for by such holder prior to the receipt by the Agent of such payment. If payment of the amount of any deficiency is not received from a subscriber by the Agent by November 26, 2004, the Agent shall sell all or a portion of such additional New ADSs subscribed for by such subscriber in a commercially reasonable manner, and in an amount sufficient to cover such Additional Deficiency and to cover any costs incurred in selling such additional New ADSs. In such event, the Agent will then deliver the remaining additional New ADSs to such subscriber together with a check in the amount of the excess proceeds, if any, from such sale (after deduction of all applicable fees, expenses and taxes). The Agent will thereupon have the right to reimbursement by the Company with respect to the amount of any Additional Deficiency not collected as provided above from any such holder after such sale of additional New ADSs and application of the proceeds thereof (less such costs) to any such amount owed by such holder to the Agent. If the aggregate U.S. Dollar Payments received by the Agent in respect of such subscription shall be greater than such aggregate ADS Subscription Amount for the total number of additional New ADSs subscribed for pursuant to the exercise of Oversubscription ADS Rights, the Agent shall, as promptly as practicable, remit any excess funds (after deduction of applicable expenses) to the applicable exercising holders of Oversubscription ADS Rights.

7.	Subscription Payment

The Agent shall, promptly upon the opening of business (New York City time), on or about November 25, 2004 or as thereafter instructed by the Company, initiate, or cause to be initiated, the payment by electronic transfer of funds to an account designated in accordance with the procedures of the Offering of the payment of the aggregate amount in Euros required in connection with the valid exercise of the Primary ADS Rights. The Agent shall, as soon as practicable upon receipt from the Company of the requisite information specifying the allocation of the New Shares in respect of subscriptions pursuant to the exercise of Oversubscription Share Rights, initiate, or cause to be initiated, the payment by electronic transfer of funds to an account designated in accordance with the procedures of the Offering of the aggregate amount in Euros required in connection with the valid exercise of the Oversubscription ADS Rights.

8.	Deposit of New Shares and Issuance of New ADSs

a.	The Company shall, as soon as practicable after the registration of the New Shares underlying the New ADSs subscribed for pursuant to the ADS Offer, cause to be delivered such New Shares by credit to a book-entry account maintained by the Custodian in the name of the Depositary or its designated nominee with a financial intermediary registered in the Central de Valores Mobiliários.

b.	The Depositary shall, as soon as practicable after the time at which the Company shall cause the New Shares underlying the New ADSs to be admitted to listing and trading on Euronext Lisbon, thus becoming fully fungible and ranking pari passu with the existing Shares that are traded on Euronext Lisbon, issue, in accordance with the terms of the Deposit Agreement, New ADSs subscribed for pursuant to the ADS Offer and (i) in the case of ADS Rights exercised through DTC, make delivery thereof to the applicable DTC participants, and (ii) in the case of ADS Rights exercised by registered holders of ADS Rights Certificates, mail to each subscriber, in the manner specified by such subscriber, an ADR representing the number of New ADSs for which such subscriber has subscribed. Each ADR will be registered in the name specified by the subscriber on its surrendered ADS Rights Certificate.

c.	Any ADR requested to be mailed by the subscriber therefor will be mailed by the Agent by first class mail, in each case under its blanket surety bond and within the limits thereof, protecting the Agent and the Company from any loss or liability arising out of nonreceipt or nondelivery of any such ADR or the replacement thereof.

9.	Supplies of Documents

a.	The Company shall cause sufficient copies of the Prospectus and ADS Rights Certificate to be furnished to the Agent when the same become available, along with sufficient copies of the Broker Letter, the Client Letter, and the Instruction Booklet to be distributed by the Agent to holders of ADS Rights and New ADSs.

b.	Promptly after the Expiration Date, the Agent shall cause any unused ADS Rights Certificates in its possession to be destroyed and all ADS Rights Certificates that were registered and all ADS Rights Certificates that were exercised will be cancelled and destroyed. The Agent will provide to the Company a record of such ADS Rights Certificates having been cancelled and destroyed upon the Company’s request.

10.	Allocation

Upon receipt from the Company of the requisite information specifying the allocation of the New Shares in respect of subscriptions pursuant to exercise of Oversubscription Share Rights, the Agent shall (i) allocate New ADSs representing the New Shares allocated to the applicable exercising holders of Oversubscription ADS Rights, (ii) take the actions contemplated in Section 8 hereof, (iii) as soon as practicable after receipt of confirmation of delivery of the additional New Shares allocated to the Depositary and after the time at which the Company shall cause the New Shares underlying the New ADSs to be admitted to listing and trading on Euronext Lisbon, issue the applicable additional New ADSs, (iv) if no Additional Deficiency exists with respect to the additional New ADSs so issued, deliver such additional New ADSs to the applicable exercising holder of Oversubscription ADS Rights and remit any excess funds held to the applicable exercising holder of Oversubscription ADS Rights, in each case in the manner described in Section 8 above, and (v) if an Additional Deficiency exists, notify the applicable exercising holder of such Additional Deficiency. The date on which the allocation of the Oversubscription ADS Rights is made by the Agent or, in the event such date is not a business day, the next business day shall be referred to herein as the “Allocation Date”.

11.	Instructions

The Agent will be entitled to rely upon any instructions or directions furnished to it in writing by any director or officer to the Company or any attorney-in-fact for the Company appointed for this purpose pursuant to a power of attorney signed by any director or officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and will be entitled to treat as genuine, and as the document it purports to be, any letter or other document, furnished to it by such individuals. The Agent shall incur no liability or responsibility to the Company for any action taken in reliance on, and in accordance with, any notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument believed by it to be genuine and to have been signed, sent or represented by the proper party or parties.

EXECUTION VERSION

Schedule II

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

Fee Schedule

Rights Agency Service Fee	An amount of US$0.05 per ADS issued pursuant to the exercise of ADS Rights, up to a total amount of US$70,000.00.

The fees presented herein are based on data currently available. If there are any changes in the scope or complexity of the job requirements, the fees may be reviewed and adjusted accordingly.

Miscellaneous

The charges for performing services not contemplated at the time of the execution of the documents or not specifically covered in this Fee Schedule will be determined by appraisal in amounts commensurate with the service.

Out-of-Pocket Expenses

Fees quoted do not include any out-of-pocket expenses, including, but not limited to, charges of foreign depositories, facsimile, stationery, postage, telephone, overnight courier, and messenger costs.

II-1

EXECUTED VERSION

Schedule III

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

ADS Rights Offer Documentation

Rights Offer Prospectus, dated November 8, 2004

Form of ADS Rights Certificate

Form of Letter to Brokers, Dealers, Banks, Trust Companies, Custodians and Other Nominees

Form of Letter to Clients

Form of Instruction Booklet

III-1

EXECUTED VERSION

Schedule IV

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

Authorized Representatives

Name	Title	Signature
Gonçalo Ferreira dos Santos
Pedro Pires João
Miguel Stilwell d’Andrade

IV-1

Schedule V

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF ADS RIGHTS CERTIFICATE

[to be attached]

V-1

Schedule VI

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF BROKER LETTER

[to be attached]

VI-1

Schedule VII

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF CLIENT LETTER

[to be attached]

VII-1

Schedule VIII

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF INSTRUCTION BOOKLET

[to be attached]

VIII-1

Schedule IX

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF U.S. COUNSEL’S OPINION

[to be attached]

X-1

Schedule X

to

the Rights Agency Agreement,

dated as of November 4, 2004 (the “Agreement”),

by and between

EDP – Energias de Portugal, S.A. and Citibank, N.A.

FORM OF LOCAL COUNSEL’S OPINION

[to be attached]

XI-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004

EDP - Energias de Portugal, S.A.

By:	Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	Chief Financial Officer